The Case for India Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-126811 May 24, 2007

1 Agenda Why invest in India? Current ways to access India Introducing iPath SM MSCI India Index SM ETN

2 Read slide

The importance of international investing –
revisited
U.S. market is not a complete investment set
Unique companies and industries exist outside the U.S.
Growing importance of non-U.S. countries in the world equation
Faster long-term growth rates may be available
Emerging economies still developing infrastructure
Portfolio risk reduction
Over the last 10 years, correlations to the U.S. equity
markets range from 0.3 to 0.9*
Continued institutional commitment to this asset class
*A. Olma, L.B. Siegel, “Why Invest Internationally?”
Investment Insights, May 2005.

Prudent investment management is about including a more complete investment opportunity set to help maximize potential returns and minimize overall portfolio risk.
Markets outside the United States are increasing in importance and not thinking about them means missing out on some of the world’s largest and best in class companies and industries, the obvious ones which come to mind being semiconductors, basic materials, and telecommunications.
These countries, in particular emerging markets, are expected to grow at faster rates than the United States going forward (Source: IMF). Recent returns (past five years) have been significantly higher than developed market returns.  These are shown later in the presentation (Source: MSCI).
Lower correlations between international markets and US equities offer diversification benefits for investors who include international equities in their portfolios.
Institutions recognize this and continue to have a strong commitment to international equities in their portfolios.

5 Where are emerging markets? Developed Markets Ex-U.S. Emerging Markets 8 out of 10 people live in developing countries. MSCI Regional Classifications Sources: MSCI, World Bank (2004). United States

According to the World Bank an emerging market is a developing economy having a low to middle per capita income.  More than 80% of the world’s population lives in developing economies (population distribution based on
MSCI emerging market and developed market classifications).
These are huge populations whose demand for goods and services will increase dramatically if their countries can successfully move towards economic development and stability. Opportunities exist for emerging market companies, providers of risk capital and others who are uniquely positioned to take advantage of this urbanization
(rise in middle class, increase in living standards).
Individuals and investors stand to benefit assuming these countries can successfully organize to compete in a global economy.

Why invest in India?
Emerging markets as an asset class
Potential portfolio diversification benefits
India’s growing economic significance
Unique exposures
Information Technology and business process
Global leadership with world class companies

As an asset class, emerging markets offer investors opportunities in faster growing markets and unique exposures not well represented in the United States.  Many of today’s largest companies and global leaders are now located in developing economies.  In addition emerging markets offer potentially attractive portfolio diversification benefits.  Normally associated with risks such as political, economic, regulatory, liquidity and currency, emerging markets have had higher return volatility yet lower correlations to other asset classes.
India is no exception.  As will be highlighted later in the presentation, despite having higher return volatility,
India offers investors potential portfolio risk reduction benefits given its low to negative correlations vs. the rest of the world and to US fixed income.
India has developed into a major player in today’s global economy.  With roughly 1 billion people, or 17% of the global population, India has the world’s second largest population after China (World Bank).  This population is expected to have a huge economic impact both locally and globally with the ascent of India’s middle class consumer.  Looking back, India has been among the fastest growing economies and between
2000 and 2005 had an annual GDP growth rate more than 2x that of the United States (World Bank).  Looking forward estimates continue to place India among the fastest growing economies.
While the Indian economy is diversified by economic sector, India possesses some unique exposures not found anywhere else in the world.  Companies around the world have outsourced their information technology and business process needs to India.  The result?  Companies such as Infosys Technologies, Satyam
Computer Services, Tata Consultancy and Wipro Technologies are companies equivalent in market capitalization to S&P 500 companies!

9 GDP growth rates – India and the United States 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 2000 2002 2004 India United States Sources: World Bank

As mentioned, India’s economic growth has been strong in the recent past.  This chart shows recent annualized GDP growth rates for the United States and India.  As one can see, India’s
growth has exceeded growth in the United States by a substantial margin.  Historical performance, however, is not indicative of future performance.

The investment case for India
Sources: MSCI, S&P, Lehman Brothers, BGI, as of 3/31/2007.
Historical volatility
S&P 500
Index
Lehman U.S.
Aggregate
Index
MSCI EAFE
Index
MSCI
Emerging
Markets Index
MSCI India
Total Return
IndexSM
5 year 12.3              3.7                 13.1               18.1                 23.9
5 year correlations
S&P 500
Index
Lehman U.S.
Aggregate
Index
MSCI EAFE
Index
MSCI
Emerging
Markets Index
MSCI India
Total Return
Index
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S&P 500 Index 1.00
Lehman U.S.
Aggregate Index
-0.27 1.00
MSCI EAFE Index 0.85 -0.16 1.00
MSCI Emerging
Markets Index
0.77 -0.12 0.87 1.00
MSCI India Total
Return IndexSM
0.43 -0.04 0.53 0.65 1.00

Investing in emerging markets contains higher return volatility and may involve periods of time where this asset class has substantially over and underperformed other asset classes.  Within the asset class itself, differences between top and bottom performing markets can be significant and have been at times greater than 100% depending upon the time period examined.
The two tables examine the correlations and volatility of India, as measured by the MSCI India Total Return Index relative to the four major asset classes. The MSCI India Total Return Index is a free float-adjusted market capitalization index that is designed to measure the market performance, including price performance and income from dividend payments, of Indian equity securities. It is currently comprised of the top 69 companies by market capitalization listed on the National Stock Exchange of India, is calculated by Morgan Stanley Capital International (MSCI) U.S. and is
denominated in U.S. dollars.
The first table shows the 5-year correlations by asset class using the following benchmarks: the S&P 500 Index representing U.S. equities, Lehman U.S. Aggregate Index representing U.S. fixed income, MSCI Europe, Australasia and the Far East (EAFE) Index, the standard benchmark for overseas developed market investments, and MSCI
Emerging Markets Index, the benchmark for global emerging market investments.
The second table confirms the higher return volatility associated with emerging markets generally and highlights India’s volatility as being close to 24%.  All data is calculated using monthly returns ending 3/31/07.
Despite having higher levels of standalone risk however, adding an asset with lower correlations such as India may improve an investment portfolio’s overall profile.  Thus even with the higher level of return volatility associated with a single emerging market, India’s low to negative correlations relative to other rest of world equities and fixed income translate into potential portfolio risk reduction benefits.  When combined with an investor’s existing allocation to US equities/fixed income and/ or international developed markets equities, the resulting portfolio that includes India will have an improved risk return profile given India’s lower correlations to these major asset classes.

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Strategic and tactical opportunities
Sources: MSCI, S&P, Lehman Brothers. BGI.
Index returns are for illustrative purposes only and do not represent actual iPath ETN performance.  Index performance returns do not reflect any investor fees, transaction costs or expenses.  One cannot invest directly in an index.  Past performance does not guarantee future results.  For actual iPath ETN performance, please visit www.iPathETN.com or call 1-877-76-iPATH.
Annualized Returns
as of 3/31/2007
S&P 500
Index
Lehman U.S.
Aggregate
Index
MSCI EAFE
Index
MSCI
Emerging
Markets
Index
MSCI India
Total Return
Index
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1 year 11.8% 6.6% 20.2% 20.7% 20.5%
3 year 10.1% 3.3% 19.8% 27.5% 34.4%
5 year 6.3% 5.4% 15.8% 24.5% 33.8%

This slide outlines the annualized returns and historical performance of the major asset classes over time. Data is calculated using monthly returns ending 3/31/07.
Over the recent past five years international assets have clearly outperformed and experienced huge net inflows as a result.  Emerging markets have outperformed their developed counterparts, with the MSCI India Total Return
Index outperforming the broad MSCI EAFE Index.  Much of this performance has been large cap driven with support from rupee currency appreciation relative to the U.S. dollar.  Historical performance, however, is not indicative of future performance.
An investment in India may offer the potential for achieving returns on a strategic as well as a tactical basis and thus a means for both beta and alpha exposure.
While past performance clearly has consequences for valuations and future expectations, the risk return attributes of
India may support the case for having a long-term strategic allocation which includes India.
At the same time depending upon investment views, investors may also decide upon a more tactical strategy involving India which may involve increasing or decreasing exposure to this country based upon the belief of India’s future market performance relative to other emerging markets and/or asset classes.

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Sources: MSCI, S&P.  Holdings as of 12/30/2006.
The Global Industry Classification Standard (GICS) was developed by and is the exclusive property of MSCI and Standard &
Poor's.  "Global Industry Classification Standard (GICS)" is a service mark of MSCI and Standard & Poor's.
Unique exposures: MSCI India Total Return
Index
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GICS Sector weight (%)
MSCI India Total
Return Index
SM
S&P 500 Index
MSCI Emerging
Markets Index
Consumer Discretionary 6.9 10.6 6.2
Consumer Staples 6.4 9.3 5.4
Energy 15.5 9.8 17.3
Financials 20.2 22.3 20.9
Heathcare 5.1 12.0 1.8
Industrials 9.1 10.8 7.5
Information Technology 21.9 15.1 13.7
Materials 7.1 3.0 12.8
Telecommunications 5.3 3.5 10.9
Utilities 2.3 3.6 3.6

Looking at India a little closer reveals several things:
This slide shows the MSCI India Total Return Index broken down by the 10 economic (Global Industry
Classification Standards or GICS) sectors and compared to the S&P 500 Index and the MSCI Emerging Markets
Index. As highlighted, the domestic Indian economy represents a cross section of sectors.  Compared to the U.S.
economy, India possesses lower exposures to healthcare, financial and consumer based sectors, not surprisingly sectors normally more prevalent in mature economies.  Like many emerging markets, India provides greater exposure to energy and materials relative to the United States.
Relative to other emerging markets however, India has a relative underweight in materials and telecommunications, offset by an overweight to information technology (IT).  At 21.9%, India’s weight in IT is roughly 5.6 – 5.7% greater than the weight of IT in the S&P 500 Index (15.1%) and the MSCI Emerging Markets
Index (13.7%).  It is this relative overweight to IT that makes India unique.

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Top companies span sectors
Source: MSCI as of 3/31/2007.
MSCI India Total Return Index
SM
Weight % GICS Sector
1. Infosys Technologies Ltd. 13.7 Information Technology
2. Reliance Industries Ltd. 13.1 Energy
3. ICICI Bank Ltd. 8.1 Financials
4. Housing Development Finance Corp 4.3 Financials
5. Reliance Communications Ltd. 3.9 Telecommunications
6. Oil & Natural Gas Corp. Ltd. 3.5 Energy
7. Satyam Computer Services Ltd. 3.3 Information Technology
8. HDFC Bank Ltd. 3.1 Financials
9. Larsen & Toubro Ltd. 2.6 Industrials
10. ITC Ltd. 2.5 Consumer Staples
Top 10 Holdings Total 58.2

India’s economic representation is fairly well distributed as represented by its market capitalization.  This slide shows the top 10 holdings within the MSCI India Total Return Index .  These companies represent a range of economic sectors including Information Technology, Energy, Financials, Telecommunications, Consumer Staples, etc.  As
mentioned, many of these companies now rank in similar size by market capitalization to the S&P 500 Index.  As shown the top 10 holdings in the MSCI India Total Return Index account for almost 58% of its weight.

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India investment alternatives…are limited!
Local Indian securities
Restricted access to retail investors
Tax consequences and foreign ownership limits
U.S. listed ADRs
Incomplete coverage of India market
Closed and open end mutual funds
Structured products

Investing in the Indian equity market presents challenges to both large and small investors.  The presence of investor type limitations, corporate foreign ownership limits, prohibitive tax law and complex regulation has made investing in India difficult.
Alternatives for investing in India include the following:
1. Local securities: Indian regulation does not currently permit direct equity investment by U.S. retail investors.  Institutions wanting to invest locally in Indian equities must first be approved by the Securities Exchange Board of India (SEBI) and
granted a Foreign Institutional Investor (FII) license, valid for five years.  India has a 10% short term capital gains tax imposed on securities sold within a year of purchase which must be paid before proceeds can be repatriated.
2. ADRs: U.S. listed ADRs are available but cover only 34% of the market capitalization of the MSCI India Total Return
Index . U.S. investors therefore cannot achieve broad coverage by investing solely in ADRs. These ADRs may also begin trading at premiums once the foreign ownership limits have been reached on the underlying.
3. Mutual Funds: A handful of closed and open end mutual funds are currently available.  These may include exposure to other countries, hold undesired levels of cash or have associated load and/or redemption fees.  These funds are also required to pay out potential distributions at least annually.
4. Structured products: Some investors, mostly institutions, have gained access to India through structured products such as Participatory notes (P-notes) or swaps.  P-notes are securities issued on individual companies, and like swaps have varying costs and are not easily transferable to other parties.

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21 And involve investment risk...including Emerging equity market Currency Economic, social and political Financial, accounting differences and regulatory Sovereign Liquidity and volatility

Investment in India is not without risk. Most importantly India as an emerging market involves many of the risks associated with any emerging market investment such as economic, social and political regime risks.  Differences in financial accounting, reporting and regulatory standards are also a risk as are currency and sovereign, or country risk.  At the same time India has lower levels of liquidity given its less developed capital markets combined with higher levels of market volatility.

Introducing iPath Exchange Traded Notes
(ETNs)
Securities issued by Barclays Bank PLC
Senior, unsecured debt
No principal protection, interest payments or leverage
Linked to the return of the underlying index, less investor fees
Unlike ETFs, no underlying assets are held
Daily exchange liquidity
Short on a downtick
Weekly redemption feature
Tax efficiency
iPath ETNs trade daily on an exchange at market prices.  With short sales, you risk paying more for a security than you received from its sale.  Brokerage commissions will apply to purchases and sales of the Securities in the secondary market.  Subject to requirements described in the prospectus, the Securities may be redeemed weekly from the issuer in large, institutional blocks
(typically 50,000 Securities). A redemption charge will apply to early redemption of iPath MSCI India Index ETNs.
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iPath ETNs provide a tax-efficient means to invest in the performance of various market indexes.  Except for iPath
ETNs linked directly to foreign currency exchange rates, all iPath ETNs should be treated for tax purposes as prepaid contracts with respect to the relevant index, which means that if so treated an investor will only recognize capital gain or loss upon the sale, redemption or maturity of their iPath ETN, unlike mutual funds that may be required to make capital gains distributions to shareholders. iPath ETNs will not make capital gain or income distributions, ensuring investors control over the timing of taxable events related to their investment in iPath ETNs.  This is not intended to serve as a complete description of the tax treatment of the iPath ETNs.  For a more complete description, please see the description of the U.S. federal income tax treatment of iPath ETNs in the prospectus.

New access to an evolving market
*The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day
(or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365.  The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.
† The iPath MSCI India Index ETN will incur a redemption charge of 0.125% times the weekly redemption value upon early redemption.  In addition to daily exchange liquidity, all iPath ETNs may be redeemed weekly to the issuer in large, institutional blocks (typically 50,000
Securities), subject to requirements described in the relevant prospectus.
iPath Emerging Market ETN
Trading
Symbol
Primary
Exchange
Yearly Fee* Maturity Date
iPath
SM
MSCI India Index
SM
ETN
INP NYSE
0.89%
†
12/18/36
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The iPath MSCI India Index ETN now offers individual investors the ability to receive the return of the MSCI
India Total Return Index less investor fees (less redemption fee where applicable).
The structure and tax efficiency aspects are consistent with other existing iPath products.
The redemption charge is a one time charge imposed upon the early redemption of securities and is equal to
12.5 bps of the weekly redemption value.  It is intended to allow the issuer to recoup brokerage and other transaction costs that it incurs upon redeeming the securities.
This fee is charged at the time of early redemption and is only incurred by the investor generating the ETN early redemption activity.  That is, the investor must be capable of redeeming at least 50,000 units at a time through their transacting broker.  Any secondary market transactions will not be subject to this redemption charge, although brokerage commissions will apply.
The issuer may from time to time in their sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 units. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

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27 Conclusion Unique exposures New opportunities Unprecedented access

Similar to existing iPath ETNs available, the iPath MSCI India Index ETN product offers the same benefits to investors.  These being cost effectiveness, tax efficiency and exchange traded liquidity.
As highlighted India remains a challenging market for U.S. investors to invest in with limited available investment alternatives.  Potential investment benefits confirm India’s place as part of a long-term strategic allocation that includes international and emerging markets.
The iPath MSCI India Index ETN offers an innovative way for investors to participate in the returns of the Indian market, less investor fees (and redemption fee where applicable) in a simple, efficient structure.
iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors; further iPath ETNs do not charge sales loads. Buying and selling iPath ETNs will result in brokerage commissions, but the savings from potentially lower investor fees can help offset these costs.
iPath ETNs can also provide a means to invest in these markets without committing resources to managing a portfolio of securities or derivatives.

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An investment in iPath ETNs involves risks, including possible loss of principal.  For a description of the main risks see “Risk Factors” in the applicable prospectus.
Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at
www.sec.gov.
Alternatively,
Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.
Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities.  Barclays Global Investors, N.A. and Barclays Capital
Inc. (“BCI”) are affiliates of Barclays Bank PLC.
iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt.  The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity.  The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.
An investment in the iPath ETNs linked to the MSCI India Total Return Index    may carry risks similar
to a concentrated securities investment in a single region. International investments may involve risk of capital loss from unfavorable fluctuation in currency values, from differences in generally accepted accounting principles or from economic or political instability in other nations. Emerging markets involve heightened risks related to the same factors as well as increased volatility and lower trading volume.
Securities focusing on a single country may be subject to higher volatility.
Subject to requirements described in the prospectus, the Securities may be redeemed weekly with the issuer in large, institutional blocks (typically, 50,000 Securities). A redemption charge will apply.
iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.
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The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment.
For a more complete description, please see the description of the US federal income tax treatment in the applicable Pricing Supplement at
www.iPathETN.com.
BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice.  Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein.  Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.
The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”).
MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC.  The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities.  The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.
© 2007 BGINA. All rights reserved.  iPath, iPath ETNs and the iPath logo are servicemarks of Barclays
Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.
• Not FDIC insured   • Have no bank guarantee   • May lose value

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